                                                           [LOGO OF TELECOM]
16 May 2000

                                 MEDIA RELEASE

              Telecom reports $205 million third quarter earnings

                     (Embargoed until 9.00am, 16 May 2000)


Telecom today reported after-tax earnings of $205 million for the three months to 31 March 2000 and $611 million for the nine months to 31 March 2000. Telecom will pay an 11.5 cents per share third quarter dividend.

"Net earnings excluding AAPT and abnormal items in the comparative period, increased 1.8% to $222 million for the quarter and increased 2.9% to $644 for the nine month period," Telecom Chief Executive Theresa Gattung said.

                              Performance Overview
                              --------------------

------------------------------------------------------------------------------------------------------------
                                                  Nine months                    3rd quarter
                                          Result          % change          Result         % change
Operating revenues *                      $2,705 million   + 3.7%           $921 million     + 4.7%
Operating expenses *                      $1,620 million   + 5.6%           $552 million     + 6.4%
Earnings before interest and tax *        $1,085 million   + 1.0%           $369 million     + 2.2%
Net earnings *                            $644 million     + 2.9%           $222 million     + 1.8%
Net earnings including AAPT               $611 million     - 3.3%           $205 million     - 8.5%
Earnings per share                        34.9 cents       - 3.4%           11.7 cents       - 8.5%
Dividends per share                                                         11.5 cents       unchanged
* excluding AAPT and abnormal items from the comparative period
------------------------------------------------------------------------------------------------------------

Ms Gattung said third quarter reported earnings decreased 8.5% because of the $17 million net impact on earnings of, interest costs, goodwill amortisation and profits associated with Telecom's investment in AAPT and because the comparable period was inflated by $6 million of abnormal items.

"Consolidation of AAPT reduced reported earnings, which is what we expected. We believe Telecom's investment in AAPT will make a positive contribution to the group's earnings in two or three years. AAPT is making good progress, with revenue up 28.6% for the quarter and earnings before interest, tax, depreciation and amortisation up 40.9%," Ms Gattung said.

"Telecom's investment in AAPT is an investment in a strong growth business that fits well with our trans-Tasman strategies," she said.

"Third quarter revenue was $921 million excluding AAPT, up 4.7% from the corresponding period, as our customers spent more time web surfing, emailing, and talking on their mobile and fixed phones," Ms Gattung said.

"International calling prices for the quarter have fallen 31.1% from the corresponding period to an average of 32 cents a minute and national calling prices have fallen 15.9% to an average of 14 cents per minute. This is great for our customers and has boosted international calling volumes 32.5% and national calling volumes 3.9% for the quarter," Ms Gattung said.

"The whole market is booming. Statistics New Zealand found that the communications sector grew 16.5% in calendar 1999," she said.

                                Volume growth #
                                -------------

--------------------------------------------------------------------------------
                                    Period on period      Total as at and for
                                        % change       9 months to 31 March 2000

Cellular connections                    + 51.4%             921,600
Cellular call minutes                   + 33.2%             775.4 million
Fixed line to cellular call minutes     + 34.6%             422.4 million
XTRA customers                          + 48.7%             268,100
XTRA usage (per active customer)        + 89.9%             18.8 hours/month
ISDN lines                              + 55.7%             73,000
Telephone access lines                  +  1.3%             1.89 million
National call minutes                   +  4.1%             1,632.0 million
International outward call minutes      + 26.6%             435.1 million
International inward call minutes*      + 24.2%             3132.2 million
* excludes transit minutes
# All volume figures exclude AAPT
--------------------------------------------------------------------------------

Telecom's Internet Service Provider, Xtra, had 268,100 customers, up 48.7% from a year ago, and Xtra's customers had more than doubled their monthly usage to an average of 21.4 hours online each in March.

"It is particularly pleasing that independent surveys by A.C. Nielsen confirmed that Xtra is New Zealand's leading Internet Service Provider and Internet portal," Ms Gattung said.

A.C. Nielsen found that Xtra is the most popular web site visited by New Zealanders web surfing from home, with more visits by these web surfers than any international site, outranking even Yahoo! and AOL.

"There are about 535,000 residential Internet accounts in New Zealand and 41% of people with these accounts visited Xtra in March," Ms Gattung said.

"Almost three out of eight people now have a mobile phone," Ms Gattung said.

Telecom had 921,600 mobile customers, up 51.4% from a year ago. More and more New Zealanders had embraced the convenience of being mobile and 37% of the population had mobile phones.





Media Enquiries:

Martin Freeth, Finance & Media Communications Manager
Telecom New Zealand    Phone 04-498-9361
martin.freeth@telecom.co.nz
---------------------------

Recent media releases can be found at the Telecom Home Page at
http://www.telecom.co.nz
------------------------
Click on "Media Releases" under the "About Telecom" heading.

Disclaimer
----------
This media release may contain forward looking statements about Telecom Corporation of New Zealand Limited (TCNZ) and the environment in which the company operates. Because these statements are forward looking, TCNZ's actual performance could differ materially. TCNZ's quarterly earnings announcement media releases, management commentaries and various documents filed with the US Securities & Exchange Commission, including the Annual Report on Form 20-F, contain additional information about matters which could cause TCNZ's performance to differ from any forward looking statements in this release. Please read this release in the wider context of material previously published by TCNZ and filed with the SEC.